

November 23, 2011

<u>Via Email</u>
Michael Neidell, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky
Park Avenue Tower
65 East 55th Street
New York, NY 10022

Re:     **Cracker Barrel Old Country Store, Inc.**
        **Definitive Additional Soliciting Materials on Schedule 14A**
        **Filed by Biglari Holdings, Inc. et al.**
        **Filed November 15, 2011**
        **File No. 1-25225**

Dear Mr. Neidell:

We have reviewed your response letter dated November 16, 2011and have the following comments.

1.      We note your response to prior comment 1.  In future filings, provide explanatory text, similar to that provided in the response, to facilitate shareholders' understanding of how you arrived at the $110 million figure.  Notwithstanding disclosure that the figures are "estimates" the basis for the statements should be apparent in the filings.  Accordingly, if the estimate is disclosed in future filings, explain why Mr. Biglari believes it is appropriate to estimate using the method outlined in your response.  We note that the method outlined appears to assume that operating income over the 13 years would remain flat and would not be subject to changes despite changes in cost inputs and/or industry/market conditions over that time span.  Further, if the estimate is disclosed, please outline how the participants arrived at the $1 billion.

2.      We reissue prior comments 4 and 5.  The table is presented alongside disclosure claiming that Mr. Biglari is "a moneymaker."  The disclosure appears to be intended to highlight a record of successful investments by Mr. Biglari.  As noted previously, disclosure of this nature should provide appropriate context and balance.  Per our prior comments, revised disclosure should acknowledge Mr. Biglari's full record, inclusive of investments that were not successful.

3.      We refer to disclosure filed by the company on November 21, 2011, which notes, among other things, that there are other S&P restaurant indices, one of which includes Cracker

Barrel in its list of companies and which Cracker Barrel outperformed for a particular time period.  In order to present accurate and complete disclosure to shareholders regarding comparative performance, in future filings, when indices of this nature are referenced, please list the full name of the index and include disclosure about the companies included.  Also, if appropriate, when there are multiple data points or indices that can be used to highlight a particular performance measure, include disclosure of why the filing parties believe the data points they emphasize are relevant to shareholders.  Refer generally to Rule 14a-9.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

*/s/ Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions